SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	STARLIMS Announces Appointment of Two New Directors

ITEM 1

STARLIMS Announces Appointment of Two New Directors – reported June 16, 2008

STARLIMS Technologies Ltd. (the “Company”) is pleased to announce that Ron Sandak and Itzchak Zilberberg were appointed on May 27, 2008 to serve on the Company’s board of directors until the next annual shareholders meeting. Mr. Sandak also will serve on the audit committee of the Company’s board of directors.

Each of Messrs. Sandak and Zilberberg qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

The following individuals will continue to serve on the Company’s board of directors: Itschak Friedman, Dinu Toiba, Chaim Friedman, Eyal Guterman, Martin Bandel, Dov Kleiman and Eliane Markowitz. Messrs. Bandel and Kleiman and Ms. Markowitz all qualify as independent directors.

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. With the current appointments, independent directors now constitute the majority on the Company’s board of directors.

Set forth below is information about each of the new directors, including age, principal occupation, business history and any other principal directorships held.

Ron Sandak (52) is a self-employed certified public accountant in Israel. Mr. Sandak in the past served as director or internal auditor of a number of companies traded on the Tel Aviv Stock Exchange, including his service as Company director and chairman of the audit committee from 1993 to 1998. Mr. Sandak has been a member of the Institute of Chartered Accountants in Israel, and certified public accountant, since January 1985.

Itzchak Zilberberg (53) has been a self-employed organizational consultant since 1995. He served as vice president, human resources at Mul-T-Lock, an Israeli publicly-traded company, from 1987 to 1995. From 1980 to 1987, he served as a head of the organizational psychology department of the Israel Defense Force’s Engineering Corps. Mr. Zilberberg holds a bachelor’s degree in behavioral sciences from Ben-Gurion University and a master’s degree in sociology from the Hebrew University.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: June 16, 2008